--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
              Under the Securities Exchange Act of 1934, as amended
                                (Amendment No.1)
                               ------------------

                              Greyhound Lines, Inc.
                                (Name of Issuer)
                               ------------------



       Common Stock, $.01 par value                           398048108
      (Title of class of securities)                      (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               - with copies to -

                            Clifford E. Neimeth, Esq.
                                Greenberg Traurig
                                Met Life Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                November 23, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 17 pages

                         (Continued on following pages)


--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 398048108                       13D                Page 2 of 16 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                           GREENWAY PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3714238

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS:                                                                                     WC, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                       1,000,200
                SHARES
             BENEFICIALLY                  8     SHARED VOTING POWER:                             0
               OWNED BY
                 EACH                      9     SOLE DISPOSITIVE POWER:                  1,000,200
              REPORTING
             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                        0


-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                          1,000,200

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
                                                                                                              [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     1.7%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

                                      2

-------------------------------------------------------------------------------

CUSIP NO.  398048108                        13D              Page 3 of 16 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                          GREENTREE PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3752875

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                     WC, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                         300,000
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                    300,000
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           300,000

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
                                                                                                              [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     0.5%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 398048108                   13D                    Page 4 of 16 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                         GREENHOUSE PARTNERS, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3793447

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                 WC, AF, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                     1,000,200
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                          0
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                1,000,200

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                          1,000,200

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:                                     [    ]
-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     1.7%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 5 of 16 Pages

-------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON:                                                                  GREENHUT, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               13-3793450

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a)   [  x ]
                                                                                                        (b)   [    ]
-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS:                                                                                 WC, AF, OO

-------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) of 2(e):                                                              [    ]

-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF INCORPORATION:                                                             Delaware

-------------------------------------------------------------------------------

              NUMBER OF                    7     SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                  8     SHARED VOTING POWER:                       300,000
               OWNED BY

                 EACH                      9     SOLE DISPOSITIVE POWER:                          0
              REPORTING

             PERSON WITH                  10     SHARED DISPOSITIVE POWER:                  300,000

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           300,000

-------------------------------------------------------------------------------

  12     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:                                     [    ]

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                                     0.5%

-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON:                                                                                OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 6 of 16 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                        GREENBELT CORP.
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                  13-3791931
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                              OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                                  Delaware

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                       2,018,500
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                  2,018,500
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             2,018,500
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  3.4%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     CO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108            13D                          Page 7 of 16 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GREENSEA OFFSHORE,
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                        L.P.
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                          WC, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                            Cayman Islands

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                       1,022,900
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                             0
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                  1,022,900
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                        0

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             1,022,900
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  1.7%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                  13D                    Page 8 of 16 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GREENHUT OVERSEAS,
           S.S. OR I.R.S. IDENTIFICATION NO. OF                                                                      L.L.C.
           ABOVE PERSON:                                                                                         13-3868906

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      WC, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                                  Delaware

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                     1,022,900
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                          0
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                1,022,900

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             1,022,900
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  1.7%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108               13D                       Page 9 of 16 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     ALFRED D. KINGSLEY
           S.S. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      PF, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                             United States

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                          20,100
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                     4,341,600
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                     20,100
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                4,341,600

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             4,361,700
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  7.3%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO.  398048108                 13D                    Page 10 of 16 Pages

-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON:                                                                     GARY K. DUBERSTEIN
           S.S. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON:

-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER                                                               (a)   [  x ]
           OF A GROUP:                                                                                         (b)   [    ]

-------------------------------------------------------------------------------

   3       SEC USE ONLY

-------------------------------------------------------------------------------

   4       SOURCE OF FUNDS:                                                                                      PF, AF, OO

-------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS                                                                                            [    ]
           REQUIRED PURSUANT TO ITEM 2(d) of 2(e):

-------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF INCORPORATION:                                                             United States

-------------------------------------------------------------------------------

               NUMBER OF                      7      SOLE VOTING POWER:                               0
                SHARES

             BENEFICIALLY                     8      SHARED VOTING POWER:                     4,341,600
               OWNED BY

                 EACH                         9      SOLE DISPOSITIVE POWER:                          0
               REPORTING

              PERSON WITH                    10      SHARED DISPOSITIVE POWER:                4,341,600

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                             4,341,600
           REPORTING PERSON:

-------------------------------------------------------------------------------

   12      CHECK BOX IF AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES:                                                                                  [    ]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT                                                  7.2%
           IN ROW 11:

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:                                                                                     IN

-------------------------------------------------------------------------------

This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Commission on September 7, 1998 by and on behalf of Greenway, Greentree, Greenhouse, Greenhut, Greenbelt, Greensea, Greenhut Overseas and Messrs. Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). All capitalized terms used and not defined in this Amendment No. 1 have the respective meanings assigned to them in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since the filing with the Commission of the Schedule 13D, Greenway purchased an aggregate of 256,600 Shares for total consideration (including brokerage commissions) of $1,488,594 derived from the capital of Greenway and margin indebtedness from Bear, Stearns & Co. Inc. ("Bear, Stearns"), Daiwa Securities America Inc. ("Daiwa") and Salomon Smith Barney.

        Since the filing with the Commission of the Schedule 13D, Greentree purchased an aggregate of 66,800 shares for total consideration (including brokerage commissions) of $400,620 derived from the capital of Greentree and margin indebtedness from Bear, Stearns.

        Since the filing with the Commission of the Schedule 13D, Greensea purchased an aggregate of 555,100 Shares for total consideration (including brokerage commissions) of $3,157,739 derived from the capital of Greensea and margin indebtedness from Bear, Stearns.

        Since the filing with the Commission of the Schedule 13D, accounts managed by Greenbelt purchased an aggregate of 312,800 Shares for total consideration (including brokerage commissions) of $2,388,160 derived entirely from the capital in such managed accounts.

ITEM 4.  PURPOSE OF THE TRANSACTION

        The Reporting Persons have reviewed the terms of the proposed acquisition of the Company by Laidlaw Inc. pursuant to a merger in which holders of Shares would receive $6.50 per Share as set forth in a preliminary proxy statement filed with the Commission by the Company. In the opinion of the Reporting Persons, the $6.50 price per Share is inadequate, and the Reporting Persons presently intend to vote against the adoption of the proposed merger agreement. The Reporting Persons further intend to urge other shareholders of the Company to vote against adoption of the proposed merger agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned in the aggregate 4,361,700 Shares, constituting 7.3% of the outstanding Shares (such percentage having been calculated based upon the 60,128,175 Shares reportedly outstanding on November 6, 1998, as set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1998). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                    NAME                    NUMBER OF SHARES
                    ----                    ----------------

                    Greenway                   1,000,200
                    Greentree                    300,000
                    Greenbelt                  2,018,500
                    Greensea                   1,022,900
                    Alfred D. Kingsley            20,100

        Greenhouse, as the general partner of Greenway, may be deemed to own "beneficially" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) Shares in respect of which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to own beneficially Shares which Greenhouse may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

        Greenhut, as the general partner of Greentree, may be deemed to own beneficially Shares in respect of which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to own beneficially Shares which Greenhut may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

        Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially Shares in respect of which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to own beneficially Shares which Greenhut Overseas may be deemed to own beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes.

        Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland. In such capacity, Greenbelt has the right to vote and direct the disposition of the 350,000 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to own beneficially Shares which Greenbelt owns beneficially. Each of Messrs. Kingsley and Duberstein hereby disclaims, pursuant to Rule 13d-4 under the Exchange Act, beneficial ownership of such Shares for all other purposes. In October 1998, Greenland redeemed the entire equity interest owned by SIPL in Greenland.

        (b) Greenway has the sole power to vote or direct the vote of 1,000,200 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

        Greentree has the sole power to vote or direct the vote of 300,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

        Greensea has the sole power to vote or direct the vote of 1,022,900 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

        Greenbelt has the sole power to vote or direct the vote of 2,018,500 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

        (c) Information concerning transactions in the Shares by the Reporting Persons during the preceding 60 days is set forth in Exhibit D attached hereto and incorporated herein by reference.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares, except that the dividends from or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. No such individual managed account has an interest in more than 5% of the class of outstanding Shares.

        (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibit is filed herewith:


         D. Information concerning transactions in the Shares effected by the Reporting Persons in the preceding 60 days.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: November 24, 1998

GREENHOUSE PARTNERS, L.P.                   GREENWAY PARTNERS, L.P.

                                            By: Greenhouse Partners, L.P., its
                                                    general partner
By:  /s/ Gary K. Duberstein
     --------------------------
     Gary K. Duberstein, general            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
     partner                                     Gary K. Duberstein, general
                                                 partner

GREENHUT, L.L.C.                            GREENTREE PARTNERS, L.P.

                                            By: Greenhut, L.L.C., its general
                                                    partner
By:  /s/ Gary K. Duberstein
     --------------------------
      Gary K. Duberstein, Member            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                   GREENSEA OFFSHORE, L.P.

                                             By: Greenhut Overseas, L.L.C., its
                                                 investment general partner
By:  /s/ Gary K. Duberstein
     --------------------------
      Gary K. Duberstein, Member
                                            By:  /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, Member

                                            GREENBELT CORP.

                                            By:  /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  Alfred D. Kingsley, President




                                                 /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                 Alfred D. Kingsley, individual

                                             /s/ Gary K. Duberstein
                                                 -------------------------------
                                                 Gary K. Duberstein, individual

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

         D. Information concerning transactions in the Shares effected by the Reporting persons in the last sixty days.